October 14, 2005

Mr. Robert Lipsett
President and Director
Ripple Lake Diamonds Inc.
Suite 305-595 Howe Street
Vancouver, British Columbia, Canada V6C 2T5

	RE:	Ripple Lake Diamonds Inc.
		Amendment No. 2 to Registration Statement on Form 20-F Filed on September 13, 2005
		File No. 0-51236

Dear Mr. Lipsett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Introduction, page 3

1. Please revise the fourth paragraph on page 3 to indicate that the audit will be in accordance with standards of the Public Company
Oversight Board (United States of America).

Employees and Employment Agreements, page 25

2. We note your response to our prior comment 13. It appears that Felix Kaminsky is employed as your exploration manager. Please clarify if he receives a salary or other compensation as an employee in addition to the payments he receives pursuant to his consulting agreement.

Statement of Experts, page 47
3. Note that Item 10:G of Form 20-F calls for the filing of a consent from your auditors to be filed as an exhibit to your registration statement. The disclosure that you have included on page 47 does not fulfill this requirement. Please revise your filing to include the auditors` consent.

Financial Statements
4. For U.S. GAAP, explain to us how you have complied with EITF
04-2
since the time it was required to be implemented. Note that EITF
04-2
calls for mineral rights acquisition costs to be treated as tangible assets. Please call us to discuss this comment further before responding to this comment letter.
Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to the engineering comments to
George
Schuler at (202) 551-3718. Direct questions relating to the accounting comments to John Weitzel at (202) 551-3731 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763. Direct questions relating to all other disclosure issues to
Jason Wynn at (202) 551-3756 or, in his absence, to the
undersigned,
at (202)551-3740.   Direct any correspondence to us at the
following
ZIP Code: 20549-7010.

      Sincerely,


									H. Roger Schwall
									Assistant Director


cc:	G. Schuler
	B. Stem
      J. Weitzel
      J. Wynn

      Via facsimile
      Mr. Chris Pollard
      (604) 688-9727
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Mr. Robert Lipsett
Ripple Lake Diamonds Inc.
October 14, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
    MAIL STOP 7010